UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 27, 2007. Attached is English language version of the notice.

The following table sets forth the summary of result of the 16th Annual Shareholders’ Meeting

1. Approval of Financial Statements

The 16th Year (Unit: Million, KRW)

	-Total Assets	164,813	-Sales	85,885
	-Total Liabilities	78,633	-Operating Income	-12,999
	-Capital Stock	18,387	-Net Income	-36,234
	-Total Shareholders’ Equity	86,181	*Earning per Shares	-198
*External Auditor’s Opinion			Unqualified opinion

2. Dividend Decision

a. Cash Dividend	Dividend per Share (KRW)	Common Shares	Year-end Dividend	-
			Interim-Quarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			Interim-Quarterly Dividend	-
	Total Dividends (KRW)			-
	Dividend rate to market value (%) (Including interim dividend)	Common Shares		-
		Preferred Shares		-

b. Stock Dividend	Stock Dividend Rate (%)	Common Shares		-
		Preferred Shares		-
	Total Stock Dividends	Common Shares		-
		Preferred Shares		-

3. Appointment of Directors, Outside Directors, Auditors and Members of Audit Committee (As of the appointment date)
	a. Details of Appointment			-
	b. Number of Outside Directors after Appointment	Total Number of Directors		5
		Total Number of Outside Director		3
		Outside Director Appointment Ratio (%)		60
	c. Number of Auditors after Appointment	Standing Auditor		-
		Non-standing Auditor		-

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d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	3
	Members of Audit Committee who are not Outside Director	-

4.Details of Other resolutions

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2006

→ Resolved as proposed

2) Partial amendment to articles of Incorporation

→ Resolved as proposed

3) Approval of the ceiling amount of remuneration for directors

→ Resolved as proposed

5.Date of Shareholders’ Meeting	March 27, 2007

6.Others	-

Date of Relevant Disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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